UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Vincent Tianquan Mo

Fang Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one of one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,731,275 Class A Ordinary Shares 11,119,686 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% of the Class A Ordinary Shares 47.0% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)         The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 72,475,630 Class A ordinary shares and 23,636,706 Class B ordinary shares actually issued and outstanding of the Issuer as of March 31, 2020.

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 6, 2020. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.”

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Person.  The Reporting Person expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule is being filed by Fang, as an individual filing, pursuant to Rule 13d-1 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

Fang Holdings Limited (“Fang”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Please refer to the Form 20-F filed by Fang on May 27, 2020 for its shareholding information. Mr. Tianquan Mo (“Mr. Mo”), a PRC citizen, is the Chairman of the board of directors of Fang.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

Between June 12, 2020 and June 23, 2020, Fang purchased an aggregate of 1,223,874 ADSs representing 1,223,874 Class A Ordinary Shares in open market purchases as set forth in the table below.  Fang obtained the funds to purchase the ADSs from its working capital.

Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price per ADS
2020/6/12	83,000	83,000	2.3350
2020/6/15	75,700	75,700	2.4019
2020/6/16	82,677	82,677	2.3837
2020/6/17	142,619	142,619	2.5395
2020/6/18	207,944	207,944	2.6300
2020/6/19	56,633	56,633	2.7737
2020/6/22	222,277	222,277	2.9339
2020/6/23	353,024	353,024	2.9455

On December 24, 2019, Fang (the “Buyer”) entered into a purchase and sales agreement (the “Purchase and Sales Agreement”) with Next Decade Investments Limited (“Next Decade”) and Media Partner Technology Limited (“Media Partner”, collectively with Next Decade, the “Sellers”) to purchase up to 15 million Ordinary Shares (primarily consisting of Class-B Ordinary Shares) beneficially owned by the Sellers.

On June 23, 2020, Fang purchased in aggregate 2,429,563 Class A Ordinary Shares and 6,119,686 Class B Ordinary Shares from the Sellers, among which, 2,429,563 Class A Ordinary Shares and 3,059,843 Class B Ordinary Shares from Media Partner and and 3,059,843 Class B Ordinary Shares from Next Decade. Fang obtained the funds to purchase the Class A and Class B Ordinary Shares from its working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person acquired the Class A Ordinary Shares and Class B Ordinary Shares reported herein for investment purposes.  The Reporting Person may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, Fang is the record holder of (i) 6,731,275 Class A Ordinary Shares, evidenced by ADSs, representing 9.3% of the issued and outstanding Class A Ordinary Shares, and (ii) 11,119,686 Class B Ordinary Shares, representing 47.0% of the issued and outstanding Class B Ordinary Shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D and Item 5 of the Original Schedule 13D are incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Purchase and Sales Agreement dated December 24, 2019 between the Buyer and the Sellers (Previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2020

FANG HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Tianquan Mo (PRC citizen)	Chairman of Fang Holdings Limited and China Index Holdings Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC